September 26, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: David R. Humphrey, Branch Chief

RE:	Coach Industries Group, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

Commission File Number 000-19471

Dear Mr. Humphrey:

We hereby transmit by EDGAR pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission’s letter, dated July 1, 2005, in connection with the Commission’s review of the Company’s Form 10-KSB for the year ended December 31, 2004 and Form 10-QSB for the quarterly period ended March 31, 2005 (the “Annual Report” and “Quarterly Report,” respectively). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

General

1. Refer to our previous comments 2, 7, 9, and 19. Please confirm to us that you will revise your disclosure in future filings to include the discussion or presentation included in your response.

Response: We will revise our disclosure in future filings to reflect our responses to comments 2, 7, 9 and 19.

David R. Humphrey

Securities and Exchange Commission

September 26, 2005

Item 6. Management’s Discussion and Analysis, page 13

2. Refer to our previous comment 3. We note that the conversion price of $0.92 is based on 85% of the average market value of the last five days of 2004. Supplementally explain to us how you have accounted for the additional compensation expense resulting from the 15% discount applies upon conversion.

Response: The Company believes that the conversion of accrued wages at 85% of the average closing price of our common stock is no less than the fair market value of the common stock and therefore should not result in an additional compensation expense. The Company issued restricted common stock in exchange for accrued wages.

The Company determined the fair market value of the restricted common stock with reference to the average closing price of its freely trading common stock as quoted on the OTC Bulletin Board. The 15% is to account for the various restrictions placed on the common stock issued in lieu of accrued wages. For example, the common stock is restricted and may not be sold for at least one year pursuant to Rule 144, unless earlier registered under the Securities Act. Further, the holders of the restricted common stock were not granted any registration rights. We also considered the Company’s short history of financial information and the low trading price of the Company’s common stock and related “penny stock” restrictions, especially in light of the fact that the common stock could not be sold for at least one year.

Financial Statements

Statements of Cash Flows, page F-6

3. Refer to our prior comment 5. From your response it appears that you acquired the liability “Accrued Contract Settlement” in a business acquisition during 2004 and that the liability has been partially fulfilled as of December 31, 2004 through the use of cash. Please confirm our understanding or revise your response, as necessary.

Response: Accrued contract settlement was not a contractual obligation specific to the acquisition. Accrued contract settlement pertains to CDS’ on-going contractual obligation to the independent contractors supporting courier operators, which is offset by a receivable due to the Company from the courier operators to the Company. The settlement of this obligation, or cash payment, is for a period less than one week, typically twenty-four to forty-eight hours.

Note 10 – Stockholder’s Equity, page F-19

4. Refer to our previous comment 18. Supplementally clarify whether the settlement of the liabilities described relates to CTMC (the accounting acquirer) or the accounting acquiree. If they relate to the accounting acquiree, please revise your disclosure to include a discussion of how these were treated in the recapitalization. If they relate to CTMC, please tell us why they have not been included in your statement of stockholder’s equity.

David R. Humphrey

Securities and Exchange Commission

September 26, 2005

Response: The settlement of this liability relates to the accounting acquiree, Coach Industries Group, Inc. The losses on conversion were eliminated through the reverse merger. The shares associated with the transaction remained outstanding in the recapitalization through the reverse merger. We will revise our disclosure to state that the settlement of the liabilities described were eliminated in the recapitalization.

5. Refer to our previous comment 21. Please revise your explanation to fully and completely explain the nature of the guarantees provided by the officers. Also, tell us when you and the officers determined the accrued compensation would be converted to common stock based on the formula provided in your response and how you accounted for the apparent additional compensation related to the discounted conversion rate of 85% of market value. We may have further comment on your response.

Response: The personal guarantees provided by the officers of the Company were as follows:

A $2.0 million floor plan line of credit with Ford Motor Credit Corporation was personally guaranteed by the Company’s Chief Executive Officer, Francis O’Donnell, and his spouse. These guarantees are continuing personal guarantees, which are irrevocable and unconditional personal guarantees and are outstanding until the obligation is paid in full and extends beyond employment of the guarantor by the Company.

The secured guidance line of credit of $4.5 million with Sovereign Bank was personally guaranteed by the Company’s Chief Executive Officer, who is also the President of Coach Financial Services, Inc. (“CFS”). These personal guarantees are irrevocable and unconditional obligations and are outstanding until the obligation is paid in full and extends beyond the employment of the guarantor by the Company.

The secured guidance line of credit of $5.0 million with New World Lease Funding was personally guaranteed by our Chief Executive Officer and the President of CFS. These personal guarantees are irrevocable and unconditional obligations and are outstanding until the obligation is paid in full and extend beyond the employment of the guarantor by the Company.

The Chief Executive Officer of the Company guaranteed the lease agreement for the corporate offices, which is a five year agreement totaling approximately $500,000. The Chief Executive Officer also has on an on-going basis guaranteed various vendor relationships to assist the various operations.

The fixed conversion price was established upon granting of the compensation to the officers based on the discounted stock price discussed in Response 2, above.

David R. Humphrey

Securities and Exchange Commission

September 26, 2005

Note 11 – Income Taxes, page F-23

6. Please revise your presentation of the tax provision to disclose current and deferred tax expense or benefit for both the State and Federal portions of the provision as previously requested.

Response: We will revise our disclosure in future filings to reflect that our deferred taxes are specifically related to the amortization of the intangibles and it represents a deferred tax asset of approximately $19,000 for the year ended December 31, 2004. Book and tax treatments for all other income and expense items are similar.

Debt

7. Please revise your proposed debt disclosures to include the following items to ensure your disclosure is complete and useful to investors:

•	For each issue of debt, disclose the general character of the borrowing, interest rate, date of maturity, priority payment, basis for conversion (if applicable), repayment terms for principal and interest, collateral requirements, redemption features (if applicable), restrictive covenants, and all other significant terms.

•	Further, please ensure the table disclosing the aggregate amount of maturities of all long-term borrowings for each of the five years following the date of the latest balance sheet agrees in total to the sum of all long-term borrowings outstanding as of the latest balance sheet (including current portions of long-term borrowings).

Response: We will revise our disclosure in future filings to include the following:

Lender		Maturity Date	Interest Rate	Collateral	Personal Guarantee	Balance December 31, 2004
(A)	Ford Motor Credit Corporation – $2.0 million Floor Plan	Annual Review – 180 days on an individual chassis basis	Interest free for the first 90 days and prime based rate on a chassis by chassis basis	Chassis and a irrevocable letter of credit collateralized by certificate of deposit for $500,000	Yes	$1,054,909

(B)	Sovereign Bank - $4.5 million Secured Guidance Line of Credit	Line renewal in March 31, 2005, Various maturities based on the date of financing with the lessee	Interest rate charged on a monthly published rate per lease	Lease receivables	Yes	$884,851
(C)	New World Lease Funding - $5.0 million Secured Guidance Line of Credit	December 16, 2004	Interest rate charged on a monthly stated rate	Lease receivables	Yes	$0

(D)	Laurus Master Funds, LLC - $6.0 million Convertible Debentures	September 29, 2007	Prime plus 3.50 percent	Blanket Lien on all Assets	No	$5,700,000

David R. Humphrey

Securities and Exchange Commission

September 26, 2005

(A) Effective March 18, 2005, the Company terminated the agreement with Ford and the floor plan is currently provided by the Company.

(B) The interest paid on the lease includes a component for servicing the leases for the Company. The leases typically have terms between 36 and 60 months and do not have a significant payment due at the end of the lease. The balance due to Sovereign Bank at December 31, 2004 was $884,851.

(C) The interest paid on the lease includes a component for servicing the leases for the Company. The leases typically have terms between 36 and 60 months and do not have a significant payment due at the end of the lease. The balance due to New World Lease Funding at December 31, 2004 was zero.

The repayment of the lease financing obligations is as follows:

Fiscal Year Ended December 31,	Total Liabilities ($)
2005	369,145
2006	126,531
2007	163,616
2008	133,091
2009	92,468

884,851

David R. Humphrey

Securities and Exchange Commission

September 26, 2005

(D) The Laurus Master Fund, LLC Obligation outstanding as of December 31, 2004 was as follows:

Conversion Rate		Amount Outstanding	Number of Shares Issuable Upon Conversion
$0.97		$2,000,000	2,061,856
$1.21		868,015	717,368

	Total Unrestricted Balance as of December 31, 2004 of Convertible Debentures:	2,868,015	2,779,224

	Restricted Balance as of December 31, 2004:
$0.97		240,000	247,243
$1.09		1,500,000	1,376,147
$1.33		1,091,985	821,041

	Total Restricted Cash	2,831,985	2,444,431

	Total Convertible Notes	$5,700,000	5,223,655

The repayment of the Laurus Transaction over the next five years ended December 31, are as follows:

For the year ended December 31,	Funded Balance	Restricted Cash Released in 2005	Total Convertible Notes
2005	$982,949	$653,451	$1,636,400
2006	1,042,915	1,029,813	2,072,728
2007	842,151	1,148,721	1,990,872

Total	$2,868,015	$2,831,985	$5,700,000

The cost of funds associated with the Laurus transaction including amortization on the discount and warrants is 82.38% per annum.

The Company issued to Laurus warrants to purchase shares of common stock in connection with the above Convertible Notes. The Company issued the following warrants with the value of the warrants:

Number of Warrants	Exercise Price	Value of Warrants
495,867	$1.51	$103,400
495,867	$1.82	$104,400
495,867	$2.12	$105,200

1,487,601		$313,000

In addition to the foregoing, we will also include our disclosure in our Annual Report under the section headings: Interest Rate Adjustment, Interest and Principal Payments, Release of Restricted Funds, Redemption of Principal Amount, Limitations on Conversion, Events of Default, Costs in connection with Debt Financing, Warrants, Restrictions on Future Financings, No Short-Selling by Laurus, Right of First Opportunity, Registration Rights Granted to Laurus

David R. Humphrey

Securities and Exchange Commission

September 26, 2005

8. Refer to our previous comment 27. Supplementally explain to us how the previously disclosed $300,000 convertible at $0.50 per share is considered in your proposed revised disclosure. Please also explain to us how you calculated the effective interest rate of 10.65%. Your response should specifically include an analysis of the beneficial conversion feature similar to that contained in paragraphs 5-7 of EITF 00-27.

Response: The effective interest rate was calculated based on the total debt outstanding without giving effect for the discounts related to the beneficial conversion and the warrants. In addition, the Company considered the conversion of the $300,000 as an equity transaction. See the calculation of the interest expenses associated with this transaction and the treatment of the beneficial conversion feature. Also, see the analysis of materiality for 2004. Based on the analysis of materiality, we do not believe that it is necessary to revise our disclosure to our previous disclosures is required. The effective yield, including the conversion of shares, discount amortization and debt issuance costs is 82.38% at December 31, 2004.

9. As a related matter, please revise your disclosure to include a discussion detailing the specific sources of each discount on the Laurus note. That is, you should discuss the impacts of the difference in the market value on the date of issuance from the conversion rate, as well as the impact of the warrant valuation on the calculation of the effective interest rate. Please include a draft of your intended disclosure with your response.

Response: We have reviewed the impact of the change in rates as it relates to the Laurus Note under EITF 00-27 and we have adjusted the calculation for the market value discount associated with the notes. The attached schedule reflects our calculations.

The calculation of the beneficial conversion feature was performed based on the market values of the underlying shares, at the time the funds were released from the restricted account. The release from the restricted account is based on the Company presenting adequate collateral to the lender and the lender approving and notifying the bank of the release to the Company. There was no commitment to lend to the Company until such time as all the stipulations above were met. This discount is amortized to interest expense over the remaining term of the debt.

The costs associated with the warrants are being considered as debt issuance costs rather than an imbedded instrument with the Convertible Debentures. If Laurus did not fund from the restricted account to the Company, the Company was still required to honor the warrants issued to Laurus. The debt issuance costs are amortized over the life of the debt using the effective yield method. Also, in accordance with EITF 00-19, we reclassified the Laurus warrants from equity to debt prior to registration of the warrants and revalued the warrants at December 31, 2004, and again on the date of registration, February 04, 2005.

David R. Humphrey

Securities and Exchange Commission

September 26, 2005

In addition, in response to Note 10 below, we evaluated the volatility for the ELM Street warrants and also the warrants for the Laurus Transaction and reassessed the assumptions used and made the appropriate changes. We have adjusted the volatility and the term of the warrants to correspond with the information available to us at the time of these transactions. We adjusted the Laurus warrants from $972,000 to $313,000. We have included the spreadsheet for these revised calculations.

10. We note your response to our prior comment 30, but are unclear as to your basis in GAAP for using the valuation method for the warrants described. (1) Please explain to us why you believe it is appropriate to take an additional discount from the Black-Scholes calculation used to value these warrants. Include in your response (2) how your initial valuation differed from the valuation of warrants to purchase unrestricted shares; specifically address (3) how the factors discussed in your response were considered in assessing the volatility measure used in the Black-Scholes valuation of the restricted shares.

Response: The Company has reviewed the original assumptions and has focused its attention on the Black Scholes Model. Based on the similarities and differences we valued the warrants using the Black Scholes Model without any discounts. The adjusted value of the warrants was $169,000. Attached is the calculation for the ELM Street warrants.

* * * *

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark Y. Abdou at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,
COACH INDUSTRIES GROUP, INC.

By:	/s/ SUSAN WEISMAN
Susan Weisman,
Chief Financial Officer

cc:	Amy Geddes, Esq.

Mr. Francis J. O’Donnell, Chief Executive Officer

Mark Y. Abdou, Esq.

Coach Industries Group, Inc.

Materiality

12/31/2004

15,877,662	Weighted Avg Shares OS
(0.41)	Adjusted LPS
(0.39)	Original LPS
(0.02)	Increased Loss per Share

(353,673)	Additional Loss
19,808,021	Total Assets
-2%	Percent Assets

(353,673)	Additional Loss
8,722,113	Equity Originally reported
-4%

(666,908)	Change in Equity
8,722,113	Equity Originally reported
-8%

286,197	Change in Assets
19,521,824	Assets
1%

Coach

BLACK-SCHOLES OPTION-PRICING MODEL – Elm Street

INPUT VARIABLES
Number of Shares	711,000
Stock Price	$1.30
Exercise Price	$2.50
Term	1.00
Volatility	56%
Annual Rate of Quarterly Dividends	0.00%
Discount Rate - Bond Equivalent Yield	1.5000%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$1.30
Present Value of Exercise Price	$2.46
Cumulative Volatility	56.00%

CALL OPTION
Proportion of Stock Present Value	19.46%
Proportion of Exercise Price PV	-7.77%
Call Option Value	$0.06

PUT OPTION
Proportion of Stock PV	-80.54%
Proportion of Exercise Price PV	92.23%
Put Option Value	$1.22

711000

$43,896.10

Coach

BLACK-SCHOLES OPTION-PRICING MODEL – Elm Street

INPUT VARIABLES
Number of Shares	433,194	433,194	433,194
Stock Price	$1.00	$1.00	$1.00
Exercise Price	$1.58	$1.82	$2.12
Term	1.00	1.00	1.00
Volatility	68%	68%	68%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	1.5000%	1.5000%	1.5000%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$1.00	$1.00	$1.00
Present Value of Exercise Price	$1.56	$1.79	$2.09
Cumulative Volatility	68.00%	68.00%	68.00%

CALL OPTION
Proportion of Stock Present Value	37.80%	30.20%	22.87%
Proportion of Exercise Price PV	-16.09%	-11.53%	-7.74%
Call Option Value	$0.13	$0.10	$0.07

PUT OPTION
Proportion of Stock PV	-62.20%	-69.80%	-77.13%
Proportion of Exercise Price PV	83.91%	88.47%	92.26%
Put Option Value	$0.68	$0.89	$1.16

	433194	433194	433194

$125,584.35	$55,248.80	$41,245	$29,090
$43,896.10

$169,480.45

Coach Industries Group

Amortization – Laurus Transaction

	Months	Amount	Oct	Nov	Dec	Total 2004	Jan	Feb	Mar	Q1 2005	April	May	June	Q2 2005	YTD 2005
Original Warrant Value	84	972,300.00	11,575.00	11,575.00	11,575.00	34,725.00	11,575.00	11,575.00	11,575.00	34,725.00	11,575.00	11,575.00	11,575.00	34,725.00	69,450.00
Restated Warrant Value	36	313,000.00	8,694.44	8,694.44	8,694.44	26,083.33	8,694.44	8,694.44	8,694.44	26,083.33	8,694.44	8,694.44	8,694.44	26,083.33	52,166.67

Net Difference		(659,300.00)	(2,880.56)	(2,880.56)	(2,880.56)	(8,641.67)	(2,880.56)	(2,880.56)	(2,880.56)	(8,641.67)	(2,880.56)	(2,880.56)	(2,880.56)	(8,641.67)	(17,283.33)

Restated Beneficial Conversion
9/29/2004	36	152,202	4,227.85	4,227.85	4,227.85	12,683.54	4,227.85	4,227.85	4,227.85	12,683.54	4,227.85	4,227.85	4,227.85	12,683.54	25,367.07
	29	(15,326)										(528.48)	(528.48)	(1,056.96)	(1,056.96)
11/3/2004	35	50,173		1,433.53	1,433.53	2,867.05	1,433.53	1,433.53	1,433.53	4,300.58	1,433.53	1,433.53	1,433.53	4,300.58	8,601.15
11/3/2004	35	(50,173)		(1,433.51)	(1,433.51)	(2,867.03)	(1,433.51)	(1,433.51)	(1,433.51)	(4,300.54)	(1,433.51)	(1,433.51)	(1,433.51)	(4,300.54)	(8,601.09)
10/22/2004	35	13,430		383.72	383.72	767.44	383.72	383.72	383.72	1,151.16	383.72	383.72	383.72	1,151.16	2,302.32

		150,307	4,227.85	4,611.58	4,611.58	13,451.00	4,611.58	4,611.58	4,611.58	13,834.73	4,611.58	4,083.10	4,083.10	12,777.77	26,612.49

Original Beneficial Conversion
9/29/2004	36	400,000.00	11,111.11	11,111.11	11,111.11	33,333.33	11,111.11	11,111.11	11,111.11	33,333.33	11,111.11	11,111.11	11,111.11	33,333.33	66,666.67

Net Difference - Beneficial Conversion		(249,692.94)	(6,883.27)	(6,499.54)	(6,499.54)	(19,882.34)	(6,499.54)	(6,499.54)	(6,499.54)	(19,498.61)	(6,499.54)	(7,028.02)	(7,028.02)	(20,555.57)	(40,054.17)

Net Benefit						(28,524.00)				(28,140.27)				(29,197.23)	(57,337.51)

Coach

Beneficial conversion feature – Laurus

Date	Stock Price	Conversion Price	Face Value	Warrant Value	Allocated Debt Amount	Shares at Conversion Price	Effective Conversion Price	Intrinsic Value Based on Effective Rate	BCF	Average Balance
9/29/2004	1.06	0.97	1,600,000		1,600,000	1,649,485	0.9700000	0.0922727	152,202	412,055
11/3/2004	1.13	0.97	300,000		300,000	309,278	0.9700000	0.1622273	50,173
10/22/2004	1.10	0.97	100,000		100,000	103,093	0.9700000	0.1302727	13,430	19,178
10/22/2004	1.10	1.21	300,000		300,000	247,934	1.2100000	(0.1097273)	NA	57,534
10/22/2004	1.10	1.21	78,588		78,588	64,949	1.2100000	(0.1097273)	NA	15,072
11/10/2004	1.09	1.21	105,517		105,517	87,204	1.2100000	(0.1226818)	NA	14,743
11/16/2004	1.11	1.21	683,910		683,910	565,215	1.2100000	(0.1028182)	NA	95,560

Total Conversion 12/31/04			3,168,015						215,806	614,142

1/13/2005	1.00	1.09	1,500,000		1,500,000	1,376,147	1.0900000	(0.0881818)	NA	202,286.32	Interest, including debt issuance cost and warrant
1/14/2005	0.99	0.97	240,000		240,000	247,423	0.9700000	0.0197273	4,881	(8,641.67)	Warrant Adjustment
2/17/2005	0.97	1.15	1,091,985		1,091,985	949,552	1.1500000	(0.1766818)	NA	(19,882.34)	Adjust Beneficial Conversion Discount

Total Conversions 2005			2,831,985						4,881	282,000.00

Total Debt Funded from Restricted			6,000,000						220,687	50,173.38

Conversion										505,935.70	Total Interest Expense - with conversion of 300k

11/3/2004		0.50	(300,000.00)		(300,000.00)	600,000.00	0.97	(0.47)	(282,000.00)
Discount									(50,173.38)	82.38%

									(332,173.38)

									28,524.00

Net Impact 2004								2004	(303,649.38)

4/22/2005		0.50	(200,000.00)		(200,000.00)	400,000.00	0.97	(0.47)	(188,000.00)
Discount									(15,325.94)

									(203,325.94)

									57,337.51

Net Impact 2005								2005	(145,988.43)

Coach

BLACK-SCHOLES OPTION-PRICING MODEL – Laurus

INPUT VARIABLES
Number of Shares	495,867	495,867	495,867
Stock Price	$1.06	$1.06	$1.06
Exercise Price	$1.58	$1.82	$2.12
Term	2.00	2.50	3.00
Volatility	56%	56%	56%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	2.5000%	2.5000%	3.0000%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$1.06	$1.06	$1.06
Present Value of Exercise Price	$1.50	$1.71	$1.94
Cumulative Volatility	79.20%	88.54%	96.99%

CALL OPTION
Proportion of Stock Present Value	48.19%	46.11%	44.53%
Proportion of Exercise Price PV	-20.12%	-16.28%	-13.40%
Call Option Value	$0.21	$0.21	$0.21

PUT OPTION
Proportion of Stock PV	-51.81%	-53.89%	-55.47%
Proportion of Exercise Price PV	79.88%	83.72%	86.60%
Put Option Value	$0.65	$0.86	$1.09

	495867	495867	495867

$312,800.73	$103,303.62	$104,306	$105,192